Mail Stop 4561

July 1, 2009

Nancy E. Cooper
Executive Vice President
    and Chief Financial Officer
CA, Inc.
One CA Plaza
Islandia, NY 11749

> **Re:** **CA, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2009**
> **File No. 001-09247**

Dear Ms. Cooper:

We have reviewed the above-referenced filing[s] and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Selected Quarterly Information, page 30

1.   Tell us what consideration you gave to the disclosure requirements of Item 302(A)(1) of Regulation S-K. Your disclosure should include gross profit (or

costs of revenue). In this regard, we note your response to comment number 1 in your letter dated August 14, 2008 indicating that you "will revise future filings to disclose total cost of revenue and net income or loss in the Selected Quarterly Information table."

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Nancy E. Cooper
CA, Inc.
July 1, 2009
Page 3

　　　You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224, or me at (202) 551-3488 if you have questions regarding the above comment.

　　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　　/s/ Stephen Krikorian

　　　　　　　　　　　　　　　　　　　　　Stephen Krikorian
　　　　　　　　　　　　　　　　　　　　　Accounting Branch Chief